Exhibit 99.2

Deutsche Bank Financial Data Supplement 4Q2012 20 March 2013 (Update of the FDS published on 31 January 2013) Passion to Perform

4Q2012 Financial Data Supplement

Deutsche Bank’s financial data in this document have been prepared under IFRS.

4Q 2012 / FY 2012 are preliminary and unaudited.

Update of the FDS published on 31 January 2013.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

All segment figures reflect segment composition as of 31 December 2012.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 1

Financial summary

	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011		4Q2012 vs. 3Q2012		FY2012 vs. FY2011
Share price at period end	€39.10	€41.49	€40.75	€26.32	€29.44	€29.44	€37.31	€28.50	€30.75	€32.95	€32.95	12%		7%		12%
Share price high	€55.11	€48.70	€44.56	€42.08	€33.86	€48.70	€39.51	€38.02	€34.13	€36.24	€39.51	7%		6%		(19)%
Share price low	€35.93	€39.24	€38.60	€20.79	€23.40	€20.79	€26.17	€26.61	€22.11	€30.64	€22.11	31%		39%		6%

Basic earnings per share	€3.07	€2.20	€1.28	€0.79	€0.16	€4.45	€1.49	€0.70	€0.80	€(2.71)	€0.25	N/M		N/M		(94)%
Diluted earnings per share[1]	€2.92	€2.13	€1.24	€0.74	€0.15	€4.30	€1.44	€0.68	€0.78	€(2.71)	€0.25	N/M		N/M		(94)%
Basic shares outstanding (average), in m.	753	937	937	921	916	928	929	933	934	940	934	3%		1%		1%
Diluted shares outstanding (average), in m.	791	969	968	951	949	957	960	955	957	940	960	(1)%		(2)%		0%

Return on average shareholders’ equity (post-tax)	5.5%	16.7%	9.6%	5.7%	1.1%	8.2%	10.2%	4.7%	5.2%	(18.3)%	0.4%	(19.4	)ppt	(23.5	)ppt	(7.8	)ppt
Pre-tax return on average shareholders’ equity[2]	9.5%	23.7%	13.8%	7.2%	(3.0)%	10.2%	13.6%	6.8%	7.9%	(23.0)%	1.3%	(20.0	)ppt	(30.9	)ppt	(8.9	)ppt
Pre-tax return on average active equity[2,3]	9.6%	23.9%	13.9%	7.2%	(3.0)%	10.3%	13.7%	6.8%	7.9%	(23.3)%	1.3%	(20.3	)ppt	(31.2	)ppt	(9.0	)ppt

Book value per basic share outstanding[2]	€52.38	€53.14	€53.96	€56.74	€58.11	€58.11	€58.72	€59.81	€60.64	€57.37	€57.37	(1)%		(5)%		(1)%

Cost/income ratio[2]	81.6%	67.6%	73.7%	80.8%	97.3%	78.2%	76.1%	82.8%	80.6%	134.9%	92.6%	37.6	ppt	54.3	ppt	14.4	ppt
Compensation ratio[2]	44.4%	40.8%	39.4%	36.8%	40.6%	39.5%	39.8%	42.3%	38.1%	40.4%	40.1%	(0.2	)ppt	2.3	ppt	0.6	ppt
Noncompensation ratio[2]	37.3%	26.8%	34.3%	44.0%	56.7%	38.7%	36.4%	40.5%	42.4%	94.6%	52.5%	37.9	ppt	52.2	ppt	13.8	ppt

Total net revenues, in EUR m.	28,567	10,474	8,540	7,315	6,899	33,228	9,193	8,022	8,659	7,868	33,741	14%		(9)%		2%
Provision for credit losses, in EUR m.	1,274	373	464	463	540	1,839	314	419	555	434	1,721	(20)%		(22)%		(6)%
Total noninterest expenses, in EUR m.	23,318	7,080	6,298	5,910	6,710	25,999	7,000	6,643	6,977	10,616	31,236	58%		52%		20%
Income (loss) before income taxes, in EUR m.	3,975	3,021	1,778	942	(351)	5,390	1,879	960	1,127	(3,182)	784	N/M		N/M		(85)%
Net income (loss), in EUR m.	2,330	2,130	1,233	777	186	4,326	1,401	661	755	(2,528)	291	N/M		N/M		(93)%

Total assets[4] , in EUR bn.	1,906	1,842	1,850	2,282	2,164	2,164	2,103	2,241	2,186	2,012	2,012	(7)%		(8)%		(7)%
Shareholders’ equity[4] , in EUR bn.	48.8	50.0	50.1	51.9	53.4	53.4	55.0	55.7	56.8	54.0	54.0	1%		(5)%		1%

Risk-weighted assets[4,5] , in EUR bn.	346	328	320	338	381	381	368	373	366	334	334	(12)%		(9)%		(12)%
Common Equity Tier 1 capital ratio[2,4,5]	8.7%	9.6%	10.2%	10.1%	9.5%	9.5%	10.0%	10.2%	10.7%	11.4%	11.4%	1.9	ppt	0.7	ppt	1.9	ppt
Tier 1 capital ratio[2,4,5]	12.3%	13.4%	14.0%	13.8%	12.9%	12.9%	13.4%	13.6%	14.2%	15.1%	15.1%	2.2	ppt	0.9	ppt	2.2	ppt

Branches[4]	3,083	3,080	3,092	3,090	3,078	3,078	3,075	3,064	2,973	2,984	2,984	(3)%		0%		(3)%
thereof: in Germany	2,087	2,083	2,082	2,071	2,039	2,039	2,036	2,036	1,946	1,944	1,944	(5)%		(0)%		(5)%

Employees (full-time equivalent)[4]	102,062	101,877	101,694	102,073	100,996	100,996	100,682	100,654	100,474	98,219	98,219	(3)%		(2)%		(3)%
thereof: in Germany	49,265	49,020	48,866	48,576	47,323	47,323	47,241	47,240	47,262	46,308	46,308	(2)%		(2)%		(2)%

1	Including numerator effect of assumed conversions.
2	Definitions of ratios are provided on pages 16 and 17 of this document.
3	The reconciliation of average active equity is provided on page 15 of this document.
4	At period end.
5	Risk weighted assets and capital ratios starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

Source for share price information: Thomson Reuters, based on XETRA; high and low based on intraday prices.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 2

Group | Core Bank | Non-Core Operations Unit

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011		4Q2012 vs. 3Q2012		FY2012 vs. FY2011
Group
Net revenues	28,567	10,474	8,540	7,315	6,899	33,228	9,193	8,022	8,659	7,868	33,741	14%		(9)%		2%
Provision for credit losses	1,274	373	464	463	540	1,839	314	419	555	434	1,721	(20)%		(22)%		(6)%
Total noninterest expenses	23,318	7,080	6,298	5,910	6,710	25,999	7,000	6,643	6,977	10,616	31,236	58%		52%		20%
Noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	N/M		N/M		N/M
Income (loss) before income taxes	3,975	3,021	1,778	942	(351)	5,390	1,879	960	1,127	(3,182)	784	N/M		N/M		(85)%
Additional information

Cost/income ratio	82%	68%	74%	81%	97%	78%	76%	83%	81%	135%	93%	38	ppt	54	ppt	14	ppt
Assets (at period end, in EUR bn.)[1]	1,906	1,842	1,850	2,282	2,164	2,164	2,103	2,241	2,186	2,012	2,012	(7)%		(8)%		(7)%
Risk-weighted assets (at period end, in EUR bn.)[2]	346	328	320	338	381	381	368	373	366	334	334	(12)%		(9)%		(12)%
Average active equity	41,353	48,977	49,763	50,708	52,412	50,449	54,056	55,319	56,569	54,842	55,120	5%		(3)%		9%
Pre-tax return on average active equity	10%	24%	14%	7%	(3)%	10%	14%	7%	8%	(23)%	1%	(20	)ppt	(31	)ppt	(9	)ppt

Core Bank[3]

Net revenues	29,852	9,823	8,031	7,185	7,311	32,349	8,948	7,606	8,258	7,870	32,683	8%		(5)%		1%
Provision for credit losses	697	318	343	390	404	1,455	223	281	254	329	1,087	(19)%		29%		(25)%
Total noninterest expenses	21,628	6,597	5,789	5,377	5,681	23,445	6,314	6,154	6,376	9,086	27,931	60%		43%		19%
Noncontrolling interests	4	(35)	(2)	19	4	(14)	(16)	(8)	2	(11)	(33)	N/M		N/M		136%
Income (loss) before income taxes	7,524	2,942	1,902	1,398	1,223	7,464	2,427	1,178	1,627	(1,534)	3,698	N/M		N/M		(50)%
Additional information

Cost/income ratio	72%	67%	72%	75%	78%	72%	71%	81%	77%	115%	85%	38	ppt	38	ppt	13	ppt
Assets (at period end, in EUR bn.)[1]	1,737	1,675	1,697	2,128	2,029	2,029	1,970	2,117	2,068	1,915	1,915	(6)%		(7)%		(6)%
Risk-weighted assets (at period end, in EUR bn.)[2]	271	253	246	258	277	277	270	275	272	253	253	(9)%		(7)%		(9)%
Average active equity[4]	32,035	38,494	39,552	40,699	41,108	39,044	42,960	44,027	45,947	45,722	44,931	11%		(0)%		15%
Pre-tax return on average active equity	23%	31%	19%	14%	12%	19%	23%	11%	14%	(13)%	8%	(25	)ppt	(27	)ppt	(11	)ppt

Non-Core Operations Unit

Net revenues	(1,285)	651	509	131	(412)	879	245	416	400	(3)	1,058	(99)%		N/M		20%
Provision for credit losses	577	55	121	73	136	385	91	138	300	105	634	(23)%		(65)%		65%
Total noninterest expenses	1,690	483	509	533	1,029	2,554	686	488	602	1,529	3,305	49%		154%		29%
Noncontrolling interests	(4)	35	2	(19)	(4)	14	16	8	(2)	11	33	N/M		N/M		136%
Income (loss) before income taxes	(3,548)	79	(124)	(456)	(1,574)	(2,074)	(548)	(218)	(500)	(1,648)	(2,914)	5%		N/M		40%
Additional information

Cost/income ratio	N/M	74%	100%	N/M	N/M	N/M	N/M	117%	150%	N/M	N/M	N/M		N/M		N/M
Assets (at period end, in EUR bn.)[1]	168	167	152	154	135	135	133	124 [5]	117 [5]	97	97	(28)%		(17)%		(28)%
Risk-weighted assets (at period end, in EUR bn.)[2]	75	74	74	79	104	104	99	98	94	80	80	(23)%		(15)%		(23)%
Average active equity[4]	9,318	10,483	10,211	10,009	11,304	11,405	11,097	11,293	10,622	9,120	10,189	(19)%		(14)%		(11)%
Pre-tax return on average active equity	(38)%	3%	(5)%	(18)%	(56)%	(18)%	(20)%	(8)%	(19)%	(72)%	(29)%	(17	)ppt	(53	)ppt	(10	)ppt

1	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
2	Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
3	Includes Corporate Banking & Securities, Global Transaction Banking, Asset & Wealth Management, Private & Business Clients and Consolidation & Adjustments.
4	Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9 0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 16 and 17. Average active equity for 2011 was adjusted accordingly.
5	Numbers changed after preliminary disclosure at 13 December 2012 due to refinements in netting and consolidation adjustments between NCOU and the Core businesses (without impact on DB Group).

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 3

Consolidated Statement of Income

(In EUR m.)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011	4Q2012 vs. 3Q2012	FY2012 vs. FY2011
Net interest income	15,583	4,167	4,492	4,274	4,511	17,445	4,193	3,894	3,717	4,087	15,891	(9)%	10%	(9)%
Provision for credit losses	1,274	373	464	463	540	1,839	314	419	555	434	1,721	(20)%	(22)%	(6)%
Net interest income after provision for credit losses	14,309	3,794	4,028	3,811	3,971	15,606	3,879	3,475	3,162	3,653	14,170	(8)%	16%	(9)%
Commissions and fee income	10,669	3,081	3,047	2,806	2,610	11,544	2,849	2,799	3,030	2,832	11,510	9%	(7)%	(0)%
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	2,653	710	(422)	118	3,058	2,399	959	1,816	425	5,599	N/M	(77)%	83%
Net gains (losses) on financial assets available for sale	201	415	(14)	(137)	(142)	123	(46)	100	65	183	301	N/M	182%	145%
Net income (loss) from equity method investments	(2,004)	(32)	68	57	(356)	(264)	(149)	57	164	87	159	N/M	(47)%	N/M
Other income (loss)	764	190	237	737	158	1,322	(53)	213	(133)	254	281	61%	N/M	(79)%
Total noninterest income	12,984	6,307	4,048	3,041	2,388	15,783	5,000	4,128	4,942	3,781	17,850	58%	(23)%	13%
Compensation and benefits	12,671	4,278	3,365	2,694	2,798	13,135	3,656	3,391	3,302	3,177	13,526	14%	(4)%	3%
General and administrative expenses	10,133	2,737	2,857	3,324	3,740	12,657	3,184	3,256	3,238	5,338	15,016	43%	65%	19%
Policyholder benefits and claims	485	65	76	(108)	172	207	150	(4)	161	107	414	(38)%	(34)%	100%
Impairment of intangible assets	29	—	—	—	—	—	10	—	—	1,876	1,886	N/M	N/M	N/M
Restructuring activities	—	—	—	—	—	—	—	—	276	118	394	N/M	(57)%	N/M
Total noninterest expenses	23,318	7,080	6,298	5,910	6,710	25,999	7,000	6,643	6,977	10,616	31,236	58%	52%	20%
Income (loss) before income taxes	3,975	3,021	1,778	942	(351)	5,390	1,879	960	1,127	(3,182)	784	N/M	N/M	(85)%
Income tax expense (benefit)	1,645	891	545	165	(537)	1,064	478	299	372	(654)	493	22%	N/M	(54)%
Net income (loss)	2,330	2,130	1,233	777	186	4,326	1,401	661	755	(2,528)	291	N/M	N/M	(93)%
Net income attributable to noncontrolling interests	20	68	35	52	39	194	20	11	8	14	54	(64)%	75%	(72)%
Net income attributable to Deutsche Bank shareholders	2,310	2,062	1,198	725	147	4,132	1,381	650	747	(2,542)	237	N/M	N/M	(94)%

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 4

Net revenues - Segment view[1]

(In EUR m.)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011	4Q2012 vs. 3Q2012	FY2012 vs. FY2011
Corporate Banking & Securities:
Origination (equity)	706	181	244	68	67	559	138	89	140	150	518	126%	7%	(7)%
Origination (debt)	1,200	378	318	169	191	1,056	379	284	377	378	1,417	98%	0%	34%
Origination	1,906	559	562	236	258	1,615	517	372	517	528	1,935	105%	2%	20%
Sales & Trading (equity)	2,875	895	505	338	497	2,235	683	507	597	500	2,288	1%	(16)%	2%
Sales & Trading (debt and other products)	9,844	3,568	2,167	1,524	1,260	8,520	3,165	2,131	2,467	1,418	9,181	12%	(43)%	8%
Sales & Trading	12,718	4,464	2,672	1,861	1,757	10,755	3,848	2,639	3,065	1,918	11,469	9%	(37)%	7%
Advisory	573	159	152	138	172	621	121	136	159	173	590	0%	8%	(5)%
Loan products	1,146	357	202	326	273	1,158	325	248	271	262	1,107	(4)%	(3)%	(4)%
Other products	(62)	(21)	6	39	(63)	(39)	1	7	(11)	549	547	N/M	N/M	N/M
Total Corporate Banking & Securities	16,282	5,517	3,594	2,601	2,397	14,109	4,813	3,403	4,002	3,430	15,648	43%	(14)%	11%
Global Transaction Banking:
Transaction services	3,163	853	886	941	929	3,608	967	972	1,001	1,066	4,006	15%	6%	11%
Other products	216	—	—	—	—	—	—	—	—	—	—	N/M	N/M	N/M
Total Global Transaction Banking	3,379	853	886	941	929	3,608	967	972	1,001	1,066	4,006	15%	6%	11%
Asset & Wealth Management:
Discretionary portfolio management/fund management	2,178	526	544	474	559	2,104	486	504	530	588	2,108	5%	11%	0%
Advisory/brokerage	830	230	209	206	145	789	199	204	200	204	807	41%	2%	2%
Credit products	378	80	104	103	105	393	95	110	109	98	411	(7)%	(11)%	5%
Deposits and payment services	142	36	13	68	41	158	68	36	73	60	236	47%	(18)%	49%
Other products[2]	993	231	263	17	322	833	305	128	321	150	904	(53)%	(53)%	9%
Total Asset & Wealth Management	4,520	1,104	1,133	868	1,172	4,277	1,153	981	1,232	1,100	4,466	(6)%	(11)%	4%
Private & Business Clients:
Discretionary portfolio management/fund management	313	72	69	60	49	251	54	53	54	53	213	8%	(2)%	(15)%
Advisory/brokerage	887	289	234	196	194	914	257	181	195	227	860	17%	17%	(6)%
Credit products	2,117	519	511	528	541	2,099	522	530	545	551	2,149	2%	1%	2%
Deposits and payment services	1,962	518	532	523	513	2,085	549	523	502	490	2,064	(4)%	(2)%	(1)%
Other products[3]	769	1,425	1,128	1,210	1,281	5,044	1,016	1,017	1,140	1,082	4,255	(16)%	(5)%	(16)%
Total Private & Business Clients	6,048	2,825	2,474	2,517	2,578	10,393	2,397	2,304	2,436	2,403	9,541	(7)%	(1)%	(8)%
Consolidation & Adjustments	(377)	(476)	(56)	258	236	(38)	(382)	(55)	(413)	(128)	(978)	N/M	(69)%	N/M
Non-Core Operations Unit	(1,285)	651	509	131	(412)	879	245	416	400	(3)	1,058	(99)%	N/M	20%
Net revenues	28,567	10,474	8,540	7,315	6,899	33,228	9,193	8,022	8,659	7,868	33,741	14%	(9)%	2%

1	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
2	Includes revenues from ETF business.
3	Includes revenues from Postbank since consolidation on December 3, 2010.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 5

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

Breakdown by Group Division/CB&S product1

(In EUR m.)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011	4Q2012 vs. 3Q2012	FY2012 vs. FY2011
Net interest income	15,583	4,167	4,492	4,274	4,511	17,445	4,193	3,894	3,717	4,087	15,891	(9)%	10%	(9)%
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	2,653	710	(422)	118	3,058	2,399	959	1,816	425	5,599	N/M	(77)%	83%
Total	18,937	6,820	5,202	3,852	4,629	20,503	6,592	4,853	5,533	4,512	21,490	(3)%	(18)%	5%
Sales & Trading (equity)	2,151	623	380	170	330	1,504	516	352	447	424	1,738	28%	(5)%	16%
Sales & Trading (debt and other products)	9,102	3,250	2,054	1,352	1,450	8,107	2,764	2,068	2,195	1,185	8,212	(18)%	(46)%	1%
Sales & Trading	11,253	3,873	2,435	1,523	1,780	9,611	3,280	2,420	2,641	1,609	9,951	(10)%	(39)%	4%
Loan products	171	78	(10)	167	117	353	87	84	161	5	337	(95)%	(97)%	(5)%
Remaining products[2]	353	147	219	98	71	535	160	56	47	750	1,015	N/M	N/M	90%
Corporate Banking & Securities	11,777	4,099	2,644	1,788	1,968	10,499	3,527	2,560	2,850	2,365	11,303	20%	(17)%	8%
Global Transaction Banking	1,451	421	451	483	486	1,842	501	457	490	421	1,869	(13)%	(14)%	1%
Asset & Wealth Management	1,179	291	244	77	379	991	473	201	322	455	1,451	20%	41%	46%
Private & Business Clients	3,875	1,575	1,610	1,644	1,794	6,623	1,537	1,563	1,559	1,562	6,221	(13)%	0%	(6)%
Consolidation & Adjustments	333	(110)	12	78	(21)	(40)	198	107	18	47	370	N/M	164%	N/M
Non-Core Operations Unit	321	543	241	(219)	22	588	355	(34)	294	(338)	277	N/M	N/M	(53)%
Total	18,937	6,820	5,202	3,852	4,629	20,503	6,592	4,853	5,533	4,512	21,490	(3)%	(18)%	5%

1	Excludes fee and commission income and remaining revenues. See page 5 for total revenues by product.
2	Covers origination, advisory and other products.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 6

Corporate Banking & Securities

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011		4Q2012 vs. 3Q2012		FY2012 vs. FY2011
Origination (equity)	706	181	244	68	67	559	138	89	140	150	518	126%		7%		(7)%
Origination (debt)	1,200	378	318	169	191	1,056	379	284	377	378	1,417	98%		0%		34%
Origination	1,906	559	562	236	258	1,615	517	372	517	528	1,935	105%		2%		20%
Sales & Trading (equity)	2,875	895	505	338	497	2,235	683	507	597	500	2,288	1%		(16)%		2%
Sales & Trading (debt and other products)	9,844	3,568	2,167	1,524	1,260	8,520	3,165	2,131	2,467	1,418	9,181	12%		(43)%		8%
Sales & Trading	12,718	4,464	2,672	1,861	1,757	10,755	3,848	2,639	3,065	1,918	11,469	9%		(37)%		7%
Advisory	573	159	152	138	172	621	121	136	159	173	590	0%		8%		(5)%
Loan products	1,146	357	202	326	273	1,158	325	248	271	262	1,107	(4)%		(3)%		(4)%
Other products	(62)	(21)	6	39	(63)	(39)	1	7	(11)	549	547	N/M		N/M		N/M
Total net revenues	16,282	5,517	3,594	2,601	2,397	14,109	4,813	3,403	4,002	3,430	15,648	43%		(14)%		11%
Provision for credit losses	19	(4)	18	27	49	90	31	9	23	58	121	17%		154%		34%
Total noninterest expenses	10,920	3,305	2,668	2,332	2,036	10,341	2,903	2,897	2,861	3,975	12,637	95%		39%		22%
therein: Total compensation and benefits[1]	6,954	2,419	1,683	1,089	1,032	6,223	1,909	1,620	1,512	1,323	6,365	28%		(12)%		2%
therein: Direct severance payments	189	32	27	12	8	79	59	42	61	5	167	(37)%		(92)%		112%
therein: Restructuring activities	—	—	—	—	—	—	—	—	184	62	246	N/M		(66)%		N/M
therein: Impairment of intangible assets	—	—	—	—	—	—	—	—	—	1,174	1,174	N/M		N/M		N/M
Noncontrolling interests	21	10	4	6	1	21	5	1	9	2	17	N/M		(76)%		(19)%
Income (loss) before income taxes	5,321	2,206	904	236	310	3,657	1,874	496	1,109	(605)	2,874	N/M		N/M		(21)%

Additional information

Employees (front office full-time equivalent, at period end)	10,743	10,577	10,558	10,662	10,483	10,483	9,983	9,807	9,591	9,094	9,094	(13)%		(5)%		(13)%
Memo: Total employees (full-time equivalent, at period end)[2]	28,572	30,337	30,059	30,351	29,912	29,912	30,232	30,343	29,789	28,659	28,659	(4)%		(4)%		(4)%
Cost/income ratio	67%	60%	74%	90%	85%	73%	60%	85%	71%	116%	81%	31	ppt	45	ppt	8	ppt
Assets (at period end, in EUR bn.)[3]	1,315	1,261	1,288	1,699	1,592	1,592	1,549	1,666	1,622	1,475	1,475	(7)%		(9)%		(7)%
Risk-weighted assets (at period end, in EUR bn.)[4]	139	128	124	133	155	155	151	153	143	125	125	(20)%		(13)%		(20)%
Average active equity[5]	13,320	16,232	15,736	15,635	14,192	14,389	18,628	18,818	18,682	16,608	18,236	17%		(11)%		27%
Pre-tax return on average active equity	40%	54%	23%	6%	9%	25%	40%	11%	24%	(15)%	16%	(24	)ppt	(39	)ppt	(9	)ppt

1	Reflects compensation and benefits of front office employees and allocated compensation and benefits of related Infrastructure functions (allocation on a pro forma basis).
2	Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
3	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
4	Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
5	Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 16 and 17. Average active equity for 2011 was adjusted accordingly.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 7

Global Transaction Banking

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011		4Q2012 vs. 3Q2012		FY2012 vs. FY2011
Transaction services	3,163	853	886	941	929	3,608	967	972	1,001	1,066	4,006	15%		6%		11%
Other products	216	—	—	—	—	—	—	—	—	—	—	N/M		N/M		N/M
Total net revenues	3,379	853	886	941	929	3,608	967	972	1,001	1,066	4,006	15%		6%		11%
Provision for credit losses	113	21	31	41	64	158	33	47	35	53	168	(18)%		53%		7%
Total noninterest expenses	2,386	592	554	660	604	2,411	614	637	645	1,272	3,169	111%		97%		31%
therein: Total compensation and benefits[1]	1,149	283	272	270	246	1,071	295	302	317	252	1,166	3%		(20)%		9%
therein: Severance payments	71	2	(0)	2	11	14	3	3	14	5	24	(52)%		(61)%		69%
therein: Restructuring activities	—	—	—	—	—	—	—	—	—	40	40	N/M		N/M		N/M
therein: Impairment of intangible assets	29	—	—	—	—	—	—	—	—	73	73	N/M		N/M		N/M
Noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	N/M		N/M		N/M
Income before income taxes	880	240	301	239	260	1,039	319	288	322	(259)	669	N/M		N/M		(36)%

Additional information
Employees (front office full-time equivalent, at period end)	4,516	4,488	4,460	4,417	4,414	4,414	4,407	4,461	4,511	4,501	4,501	2%		(0)%		2%
Memo: Total employees (full-time equivalent, at period end)[2]	10,124	9,651	9,777	9,863	10,019	10,019	9,914	10,011	10,088	10,022	10,022	0%		(1)%		0%
Cost/income ratio	71%	69%	63%	70%	65%	67%	64%	66%	64%	119%	79%	54	ppt	55	ppt	12	ppt
Assets (at period end, in EUR bn.)[3]	68	67	71	83	86	86	71	83	84	77	77	(10)%		(8)%		(10)%
Risk-weighted assets (at period end, in EUR bn.)[4]	27	24	25	27	27	27	25	26	28	27	27	0%		(2)%		0%
Average active equity[5]	2,416	3,091	3,014	3,029	3,101	3,068	2,986	3,004	3,091	2,966	3,012	(4)%		(4)%		(2)%
Pre-tax return on average active equity	36%	31%	40%	32%	34%	34%	43%	38%	42%	(35)%	22%	(69	)ppt	(77	)ppt	(12	)ppt

1	Reflects compensation and benefits of front office employees and allocated compensation and benefits of related Infrastructure functions (allocation on a pro forma basis).
2	Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
3	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
4	Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
5	Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 16 and 17. Average active equity for 2011 was adjusted accordingly.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 8

Asset & Wealth Management

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011		4Q2012 vs. 3Q2012		FY2012 vs. FY2011
Discretionary portfolio management/fund management	2,178	526	544	474	559	2,104	486	504	530	588	2,108	5%		11%		0%
Advisory/brokerage	830	230	209	206	145	789	199	204	200	204	807	41%		2%		2%
Credit products	378	80	104	103	105	393	95	110	109	98	411	(7)%		(11)%		5%
Deposits and payment services	142	36	13	68	41	158	68	36	73	60	236	47%		(18)%		49%
Other products[1]	993	231	263	17	322	833	305	128	321	150	904	(53)%		(53)%		9%
Total net revenues	4,520	1,104	1,133	868	1,172	4,277	1,153	981	1,232	1,100	4,466	(6)%		(11)%		4%
Provision for credit losses	14	9	0	6	7	22	(1)	8	7	3	18	(58)%		(61)%		(20)%
Total noninterest expenses	3,905	900	843	616	954	3,313	946	876	1,108	1,357	4,288	42%		23%		29%
therein: Total compensation and benefits[2]	1,900	506	451	402	406	1,764	459	481	518	523	1,980	29%		1%		12%
therein: Severance payments	60	12	5	1	12	29	2	6	27	7	43	(38)%		(74)%		47%
therein: Policyholder benefits and claims	486	65	77	(107)	172	207	149	(4)	161	108	414	(38)%		(33)%		100%
therein: Restructuring activities	—	—	—	—	—	—	—	—	90	14	104	N/M		(85)%		N/M
therein: Impairment of intangible assets	—	—	—	—	—	—	—	—	—	202	202	N/M		N/M		N/M
Noncontrolling interests	(2)	1	(0)	(1)	1	0	0	(1)	0	1	0	(17)%		72%		N/M
Income before income taxes	603	194	290	247	211	942	206	98	116	(260)	160	N/M		N/M		(83)%

Additional information
Employees (front office full-time equivalent, at period end)	7,081	6,935	6,903	6,944	7,021	7,021	7,015	7,001	6,887	6,547	6,547	(7)%		(5)%		(7)%
Memo: Total employees (full-time equivalent, at period end)[3]	12,343	11,685	11,648	11,641	11,643	11,643	11,555	11,655	11,822	11,562	11,562	(1)%		(2)%		(1)%
Cost/income ratio	86%	82%	74%	71%	81%	77%	82%	89%	90%	123%	96%	42	ppt	33	ppt	19	ppt
Assets (at period end, in EUR bn.)[4]	66	66	66	70	69	69	67	70	68	68	68	(1)%		0%		(1)%
Risk-weighted assets (at period end, in EUR bn.)[5]	15	14	14	14	15	15	14	15	12	12	12	(15)%		1%		(15)%
Average active equity[6]	5,277	5,711	5,480	5,500	5,717	5,656	5,750	5,879	5,952	5,843	5,888	2%		(2)%		4%
Pre-tax return on average active equity	11%	14%	21%	18%	15%	17%	14%	7%	8%	(18)%	3%	(33	)ppt	(26	)ppt	(14	)ppt
Invested assets (at period end, in EUR bn.)	936	909	903	879	912	912	922	927	949	944	944	3%		(1)%		3%
Net new money (in EUR bn.)	(2)	(1)	8	(14)	(0)	(7)	(8)	(5)	(6)	(3)	(22)	N/M		N/M		N/M

1	Includes revenues from ETF business.
2	Reflects compensation and benefits of front office employees and allocated compensation and benefits of related Infrastructure functions (allocation on a pro forma basis).
3	Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
4	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
5	Risk weighted assets starting December 2011 are based upon Basel 2.5 rules es; prior or periods are based upon Basel 2.
6	Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 16 and 17. Average active equity for 2011 was adjusted accordingly.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 9

Private & Business Clients

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011		4Q2012 vs. 3Q2012		FY2012 vs. FY2011
Discretionary portfolio management/fund management	313	72	69	60	49	251	54	53	54	53	213	8%		(2)%		(15)%
Advisory/brokerage	887	289	234	196	194	914	257	181	195	227	860	17%		17%		(6)%
Credit products	2,117	519	511	528	541	2,099	522	530	545	551	2,149	2%		1%		2%
Deposits and payment services	1,962	518	532	523	513	2,085	549	523	502	490	2,064	(4)%		(2)%		(1)%
Other products[1]	769	1,425	1,128	1,210	1,281	5,044	1,016	1,017	1,140	1,082	4,255	(16)%		(5)%		(16)%
Total net revenues	6,048	2,825	2,474	2,517	2,578	10,393	2,397	2,304	2,436	2,403	9,541	(7)%		(1)%		(8)%
Provision for credit losses	550	292	294	316	283	1,185	160	216	189	216	781	(24)%		15%		(34)%
Memo: Impact of releases of certain Postbank allowances [2]	47	117	82	111	91	402	36	18	24	16	94	(83)%		(35)%		(77)%
Total noninterest expenses	4,408	1,835	1,682	1,681	1,930	7,128	1,771	1,715	1,835	1,899	7,221	(2)%		3%		1%
therein: Total compensation and benefits [3]	2,285	984	878	853	980	3,695	903	896	922	991	3,712	1%		7%		0%
therein: Severance payments	33	48	(6)	11	167	220	21	32	36	160	249	(5)%		N/M		13%
therein: Restructuring activities	—	—	—	—	—	—	—	—	—	—	—	N/M		N/M		N/M
therein: Impairment of intangible assets	—	—	—	—	—	—	10	—	—	5	15	N/M		N/M		N/M
Noncontrolling interests	8	43	48	48	40	178	8	7	0	0	16	(99)%		N/M		(91)%
Income before income taxes	1,082	655	450	472	325	1,902	459	366	412	287	1,524	(12)%		(30)%		(20)%

Additional information

Employees (front office full-time equivalent, at period end)	43,526	43,262	43,091	42,928	41,874	41,874	42,029	41,652	41,628	40,801	40,801	(3)%		(2)%		(3)%
Memo: Total employees (full-time equivalent, at period end)[4]	48,339	47,605	47,605	47,592	46,792	46,792	46,590	46,251	46,460	45,493	45,493	(3)%		(2)%		(3)%
Cost/income ratio	73%	65%	68%	67%	75%	69%	74%	74%	75%	79%	76%	4	ppt	4	ppt	7	ppt
Assets (at period end, in EUR bn.)[5]	277	269	262	264	270	270	273	287	283	283	283	5%		(0)%		5%
Risk-weighted assets (at period end, in EUR bn.)[6]	87	85	81	82	79	79	78	78	76	73	73	(8)%		(4)%		(8)%
Average active equity[7]	3,174	11,924	12,167	11,954	11,985	12,081	11,887	11,906	12,095	11,625	11,865	(3)%		(4)%		(2)%
Pre-tax return on average active equity	34%	22%	15%	16%	11%	16%	15%	12%	14%	10%	13%	(1	)ppt	(4	)ppt	(3	)ppt
Invested assets (at period end, in EUR bn.)	297	305	305	295	296	296	301	294	297	293	293	(1)%		(1)%		(1)%
Net new money (in EUR bn.)	2	7	0	3	(2)	8	(1)	(2)	(2)	(4)	(10)	92%		N/M		N/M

Breakdown of PBC by business unit

Advisory Banking Germany[8]
Total net revenues	4,062	1,039	926	961	947	3,873	1,032	944	947	924	3,847	(2)%		(2)%		(1)%
Provision for credit losses	357	50	83	73	62	268	5	59	45	64	173	2%		41%		(36)%
Total noninterest expenses	3,038	757	719	756	799	3,031	792	751	801	859	3,204	7%		7%		6%
Income before income taxes	666	231	124	133	86	574	234	134	100	1	470	(99)%		(99)%		(18)%

Advisory Banking International
Total net revenues	1,526	679	438	433	446	1,996	478	471	517	504	1,971	13%		(3)%		(1)%
Provision for credit losses	177	39	32	53	51	176	45	57	57	51	211	0%		(11)%		20%
Total noninterest expenses	1,104	329	288	242	336	1,195	294	291	331	301	1,217	(10)%		(9)%		2%
Income (loss) before income taxes	245	311	118	138	59	626	139	123	129	151	543	157%		17%		(13)%

Consumer Banking Germany[9]
Total net revenues	460	1,107	1,110	1,123	1,184	4,523	887	889	972	975	3,723	(18)%		0%		(18)%
Provision for credit losses	16	203	179	190	170	742	109	100	86	101	397	(41)%		17%		(47)%
Total noninterest expenses	266	749	675	683	795	2,902	685	673	703	739	2,800	(7)%		5%		(4)%
Noncontrolling interests	7	43	48	48	40	178	8	8	0	0	15	(100)%		(17)%		(91)%
Income before income taxes	171	112	207	202	180	702	85	108	183	135	511	(25)%		(26)%		(27)%

1	Includes revenues from Postbank since consolidation on December 3, 2010.
2	The impact of releases of certain allowances relates to loan loss allowances which were established by Postbank prior to change of control. Releases of such allowances reduce provision for credit losses in Postbank’s stand-alone financial statements. At the consolidated level of DB Group / PBC, these releases lead to an increase in interest income (because the underlying loans were consolidated at their respective fair value at change of control).
3	Reflects compensation and benefits of front office employees and allocated compensation and benefits of related Infrastructure functions (allocation on a pro forma basis).
4	Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
5	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
6	Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
7	Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 16 and 17. Average active equity for 2011 was adjusted accordingly.
8	Includes costs related to Postbank integration.
9	Mainly Postbank (incl. PPA, noncontrolling interest and other transaction-related components).

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 10

Consolidation & Adjustments

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011	4Q2012 vs. 3Q2012	FY2012 vs. FY2011
Net revenues	(377)	(476)	(56)	258	236	(38)	(382)	(55)	(413)	(128)	(978)	N/M	(69)%	N/M
Provision for credit losses	0	(0)	(0)	(0)	(0)	(1)	0	0	1	(1)	0	N/M	N/M	N/M
Total noninterest expenses	10	(34)	41	89	157	253	79	29	(74)	583	617	N/M	N/M	144%
Noncontrolling interests	(24)	(89)	(54)	(34)	(37)	(213)	(29)	(15)	(7)	(14)	(66)	(63)%	91%	(69)%
therein: Severance payments	175	12	23	17	49	100	35	46	(24)	(0)	57	N/M	(99)%	(43)%
therein: Restructuring activities	—	—	—	—	—	—	—	—	—	—	—	N/M	N/M	N/M
therein: Impairment of intangible assets	—	—	—	—	—	—	—	—	—	—	—	N/M	N/M	N/M
Income (loss) before income taxes	(363)	(353)	(43)	202	117	(77)	(431)	(70)	(332)	(697)	(1,529)	N/M	110%	N/M

Additional information
Employees Infrastructure functions (full-time equivalent, at period end)	34,150	34,685	34,829	35,245	35,411	35,411	35,623	36,175	36,345	35,809	35,809	1%	(1)%	1%
Assets (at period end, in EUR bn.)[1]	12	11	10	12	13	13	11	12	11	12	12	(10)%	4%	(10)%
Risk-weighted assets (at period end, in EUR bn.)[2]	3	2	2	2	2	2	2	3	12	16	16	N/M	30%	N/M
Average active equity[3]	7,848	1,536	3,156	4,581	6,114	3,850	3,709	4,419	6,127	8,680	5,929	42%	42%	54%

1	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
2	Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
3	Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 16 and 17. Average active equity for 2011 was adjusted accordingly.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 11

Non-Core Operations Unit

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012		3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011	4Q2012 vs. 3Q2012	FY2012 vs. FY2011
Net revenues	(1,285)	651	509	131	(412)	879	245	416		400	(3)	1,058	(99)%	N/M	20%
Provision for credit losses	577	55	121	73	136	385	91	138		300	105	634	(23)%	(65)%	65%
Total noninterest expenses	1,690	483	509	533	1,029	2,554	686	488		602	1,529	3,305	49%	154%	29%
therein: Total compensation and benefits[1]	379	79	84	81	136	379	74	76		65	85	300	(37)%	31%	(21)%
therein: Severance payments	61	(2)	3	3	56	60	1	1		(0)	3	3	(95)%	N/M	(94)%
therein: Restructuring activities	—	—	—	—	—	—	—	—		2	2	3	N/M	(0)%	N/M
therein: Impairment of intangible assets	—	—	—	—	—	—	—	—		—	421	421	N/M	N/M	N/M
Noncontrolling interests	(4)	35	2	(19)	(4)	14	16	8		(2)	11	33	N/M	N/M	136%
Income (loss) before income taxes	(3,548)	79	(124)	(456)	(1,574)	(2,074)	(548)	(218)		(500)	(1,648)	(2,914)	5%	N/M	40%

Additional information
Employees (front office full-time equivalent, at period end)	2,046	1,930	1,853	1,878	1,794	1,794	1,624	1,558		1,513	1,468	1,468	(18)%	(3)%	(18)%
Memo: Total employees (full-time equivalent, at period end)[2]	2,684	2,600	2,605	2,626	2,630	2,630	2,391	2,394		2,315	2,483	2,483	(6)%	7%	(6)%
Assets (at period end, in EUR bn.)[3]	168	167	152	154	135	135	133	124	[4]	117 [4]	97	97	(28)%	(17)%	(28)%
Risk-weighted assets (at period end, in EUR bn.)[5]	75	74	74	79	104	104	99	98		94	80	80	(23)%	(15)%	(23)%
Average active equity[6]	9,318	10,483	10,211	10,009	11,304	11,405	11,097	11,293		10,622	9,120	10,189	(19)%	(14)%	(11)%

1	Reflects compensation and benefits of front office employees and allocated compensation and benefits of related Infrastructure functions (allocation on a pro forma basis).
2	Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
3	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
4	Numbers changed after preliminary disclosure at 13 December 2012 due to refinements in netting and consolidation adjustments between NCOU and the Core businesses (without impact on DB Group).
5	Risk weighted assets starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
6	Starting 2012 the Group derives internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously based on a Tier 1 ratio of 10%). For details please refer to definition on page 16 and 17. Average active equity for 2011 was adjusted accordingly.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 12

Credit risk

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011		4Q2012 vs. 3Q2012		FY2012 vs. FY2011
Allowance for loan losses
Balance, beginning of period	3,343	3,296	3,362	3,491	3,813	3,296	4,162	4,081	4,374	4,583	4,162	20%		5%		26%
Provision for loan losses	1,313	369	477	461	525	1,832	324	419	553	432	1,728	(18)%		(22)%		(6)%
Net charge-offs	(1,300)	(230)	(315)	(171)	(182)	(897)	(370)	(130)	(319)	(267)	(1,086)	47%		(16)%		21%
Charge-offs	(1,443)	(292)	(347)	(207)	(219)	(1,065)	(462)	(166)	(350)	(303)	(1,281)	38%		(13)%		20%
Recoveries	143	62	32	36	37	168	92	35	31	36	195	(3)%		16%		16%
Changes in the group of consolidated companies	—	—	—	—	(0)	(0)	—	—	—	—	—	N/M		N/M		N/M
Exchange rate changes/other	(60)	(73)	(33)	32	6	(69)	(34)	4	(26)	(51)	(107)	N/M		101%		57%
Balance, end of period	3,296	3,362	3,491	3,813	4,162	4,162	4,081	4,374	4,583	4,696	4,696	13%		2%		13%

Allowance for off-balance sheet positions
Balance, beginning of period	207	218	216	202	207	218	225	214	216	217	225	5%		0%		3%
Provision for off-balance sheet positions	(39)	4	(13)	2	14	7	(9)	(1)	2	2	(7)	(87)%		18%		N/M
Usage	—	—	—	—	—	—	—	—	—	—	—	N/M		N/M		N/M
Changes in the group of consolidated companies	42	—	—	—	0	0	—	—	—	—	—	N/M		N/M		N/M
Exchange rate changes	8	(5)	(2)	3	3	0	(1)	3	(1)	(4)	(3)	N/M		N/M		N/M
Balance, end of period	218	216	202	207	225	225	214	216	217	215	215	(4)%		(1)%		(4)%

Provision for credit losses[1]	1,274	373	464	463	540	1,839	314	419	555	434	1,721	(20)%		(22)%		(6)%

Impaired loans (at period end)

Total impaired loans (at period end)[2]	6,313	6,841	7,920	8,856	10,070	10,070	9,833	10,486	10,873	10,335	10,335	3%		(5)%		3%
Impaired loan coverage ratio[2,3]	52%	49%	44%	43%	41%	41%	42%	42%	42%	45%	45%	4	ppt	3	ppt	4	ppt

Loans
Total loans (at period end, in EUR bn.)	411	398	398	416	417	417	412	415	408	402	402	(4)%		(1)%		(4)%
Deduct
Allowance for loan losses (in EUR bn.)	3	3	3	4	4	4	4	4	5	5	5	13%		2%		13%
Total loans net (at period end, in EUR bn.)	408	394	395	412	413	413	408	410	403	397	397	(4)%		(1)%		(4)%

1	Includes provision for loan losses and provision for off-balance sheet positions.
2	Prior periods adjusted.
3	Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 13

Regulatory capital and market risk

(In EUR m., unless stated otherwise)	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012		Dec 31, 2012 vs. Dec 31, 2011
Regulatory capital

Common Equity Tier 1 capital[1,2]	29,972	31,580	32,517	34,090	36,313	37,003	37,833	39,264	37,957		5%
Tier 1 capital[1,2]	42,565	43,802	44,658	46,638	49,047	49,419	50,618	51,939	50,483		3%
Tier 2 capital	6,123	4,982	5,336	5,175	6,179	5,764	5,406	6,288	6,532		6%
Available Tier 3 capital	—	—	—	—	—	—	—	—	—		N/M
Total regulatory capital[1,2]	48,688	48,784	49,994	51,814	55,226	55,183	56,024	58,227	57,015		3%

Risk-weighted assets and capital adequacy ratios[1,2]

Risk-weighted assets (in EUR bn.)	346	328	320	338	381	368	373	366	334		(12)%
Common Equity Tier 1 capital ratio	8.7%	9.6%	10.2%	10.1%	9.5%	10.0%	10.2%	10.7%	11.4%		1.9	ppt
Tier 1 capital ratio	12.3%	13.4%	14.0%	13.8%	12.9%	13.4%	13.6%	14.2%	15.1%		2.2	ppt
Total capital ratio	14.1%	14.9%	15.6%	15.3%	14.5%	15.0%	15.0%	15.9%	17.1%		2.6	ppt

Value-at-risk of trading units (excluding Postbank)[3]

Average[4]	95.6	80.5	77.9	77.3	71.8	55.0	55.7	55.6	57.1	[5]	(20)%
Maximum[4]	126.4	94.3	94.3	94.3	94.3	65.8	76.2	76.2	80.1	[5]	(15)%
Minimum[4]	67.5	69.2	68.8	68.8	44.9	47.3	43.0	43.0	43.3	[5]	(4)%
Period-end	70.9	76.9	71.7	80.3	50.0	65.8	54.6	68.7	53.7	[5]	7%

Value-at-risk of Postbank’s trading book[3,6]

Average[4]	—	2.0	2.3	2.8	3.2	4.9	4.6	4.1	3.4		6%
Maximum[4]	—	2.8	8.2	8.2	8.2	5.9	5.9	5.9	5.9		(28)%
Minimum[4]	—	1.1	1.1	1.1	1.1	3.3	3.3	1.8	0.9		(20)%
Period-end	2.0	2.4	1.9	4.0	3.9	4.2	4.0	1.9	1.2		(68)%

1	Regulatory capital amounts, risk weighted assets and capital ratios starting December 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
2	Excludes transitional items pursuant to section 64h (3) German Banking Act.
3	All figures for 1-day holding period, 99% confidence level.
4	Amounts refer to the time period between January 1st and the end of the respective quarter.
5	Considers all trading exposures including Sal. Oppenheim and BHF. The Postbank value-at-risk is presented below.
6	Postbank trading book value-at-risk is presented since consolidation on December 3, 2010 only. For the 4th quarter 2010 the average, maximum and minimum value-at-risk had no material variance for the period since consolidation.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 14

Non-GAAP financial measures

(In EUR m., unless stated otherwise)	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	1Q 2012	2Q 2012	3Q 2012	4Q 2012	FY 2012	4Q2012 vs. 4Q2011		4Q2012 vs. 3Q2012		FY2012 vs. FY2011
IBIT attributable to Deutsche Bank shareholders
Income (loss) before income taxes	3,975	3,021	1,778	942	(351)	5,390	1,879	960	1,127	(3,182)	784	N/M		N/M		(85)%
Less pre-tax noncontrolling interests	(24)	(89)	(54)	(30)	(36)	(209)	(29)	(15)	(7)	(14)	(65)	(62)%		92%		(69)%
IBIT attributable to Deutsche Bank shareholders	3,951	2,932	1,724	912	(387)	5,181	1,850	945	1,120	(3,196)	719	N/M		N/M		(86)%

Average shareholders’ equity / Average active equity
Average shareholders’ equity	41,712	49,471	50,005	50,669	52,112	50,547	54,293	55,676	56,917	55,672	55,593	7%		(2)%		10%
Add (deduct):

Average accumulated other comprehensive (income) loss excluding foreign currency translation, net of applicable tax	102	290	368	475	911	519	548	428	88	(220)	197	N/M		N/M		(62)%
Average dividend accruals	(461)	(784)	(610)	(436)	(610)	(617)	(784)	(784)	(436)	(610)	(670)	(0)%		40%		9%
Average active equity	41,353	48,977	49,763	50,708	52,412	50,449	54,056	55,319	56,569	54,842	55,120	5%		(3)%		9%

Pre-tax return on equity[1]
Pre-tax return on average shareholders’ equity	9.5%	23.7%	13.8%	7.2%	(3.0)%	10.2%	13.6%	6.8%	7.9%	(23.0)%	1.3%	(20.0	)ppt	(30.9	)ppt	(8.9	)ppt
Pre-tax return on average active equity	9.6%	23.9%	13.9%	7.2%	(3.0)%	10.3%	13.7%	6.8%	7.9%	(23.3)%	1.3%	(20.3	)ppt	(31.2	)ppt	(9.0	)ppt

Total assets adjusted (at period end, in EUR bn.)
Total assets (IFRS)	1,906	1,842	1,850	2,282	2,164	2,164	2,103	2,241	2,186	2,012	2,012	(7)%		(8)%		(7)%
Adjustment for additional derivatives netting	(601)	(508)	(503)	(821)	(782)	(782)	(688)	(782)	(741)	(706)	(706)	(10)%		(5)%		(10)%
Adjustment for additional pending settlements netting	(86)	(122)	(125)	(155)	(105)	(105)	(146)	(153)	(141)	(82)	(82)	(22)%		(42)%		(22)%
Adjustment for additional reverse repos netting	(8)	(10)	(13)	(11)	(10)	(10)	(14)	(10)	(23)	(26)	(26)	162%		12%		162%
Total assets (adjusted)	1,211	1,202	1,209	1,296	1,267	1,267	1,256	1,296	1,281	1,199	1,199	(5)%		(6)%		(5)%

Total equity adjusted (at period end, in EUR bn.)
Total equity (IFRS)	50.4	51.6	51.7	53.1	54.7	54.7	55.8	56.4	57.4	54.4	54.4	(0)%		(5)%		(0)%
Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)[2]	2.0	1.7	1.6	4.5	4.5	4.5	3.1	3.8	3.0	1.7	1.7	(63)%		(44)%		(63)%
Total equity (adjusted)	52.4	53.2	53.3	57.6	59.2	59.2	58.9	60.2	60.5	56.1	56.1	(5)%		(7)%		(5)%

Leverage ratio based on total equity
Leverage ratio (IFRS)	38	36	36	43	40	40	38	40	38	37	37	(3)		(1)		(3)
Leverage ratio (adjusted)	23	23	23	22	21	21	21	22	21	21	21	(0)		0		(0)

1	Based on IBIT attributable to Deutsche Bank shareholders, definitions of ratios are provided on pages 18 and 19 of this document.
2	Estimate assuming that all own debt was designated at fair value.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 15

Definition of certain financial measures

Profitability ratios

Return on average shareholders’ equity (post-tax): Net income attributable to Deutsche Bank shareholders (annualized) as a percentage of average shareholders’ equity.

Pre-tax return on average shareholders’ equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average shareholders’ equity.

Pre-tax return on average active equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average active equity.

Average Active Equity: We calculate active equity to make comparisons to our competitors easier and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which we adjust the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. In the first quarter of 2011 the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged.

The total amount allocated is determined based on the higher of the Group’s overall economic risk exposure or demand for regulatory capital. Starting 2012 the Group derives its internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously this was calculated based on a Tier 1 ratio of 10%, however all periods 2011 have been restated to reflect the new methodology). As a result, the amount of capital allocated to the segments has increased. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Cost ratios

Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 16

Definition of certain financial measures (cont.)

Balance sheet leverage ratio

We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity.

We disclose an adjusted leverage ratio for which the following adjustments are made to the reported IFRS assets and equity:

•

Total assets under IFRS are adjusted to reflect netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognised amounts; and (2) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS.

•

Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on our own debt (post-tax estimate assuming that substantially all our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the adjusted leverage ratio to improve comparability with our competitors.

The definition of the adjusted leverage ratio is used consistently throughout our Group in managing the business. There will still be differences in the way our competitors calculate their leverage ratios compared to our definition of the adjusted leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our adjusted leverage ratio is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

Other key ratios

Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.

Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Deutsche Bank	4Q2012 Financial Data Supplement	financial transparency. 17